One Glenlake Parkway #650

Atlanta, GA 30328

(404) 805-6044

June 7, 2021

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Angelini

Re:	Aureus, Inc. Amendment No. 1 to the Registration Statement on Form 10-12G filed April 6, 2021 File No. 000-44398

Ms. Angelini:

On behalf of our client, Aureus, Inc. (the “Company”), we are filing this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated May 3, 2021, relating to the above-referenced Registration Statement on Form 10 (the “Form 10”) thereby registering the Company’s class of common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Registration Statement submitted on April 6, 2021, all page references herein correspond to the page of Amendment No. 1. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in Amendment No. 1.

Form 10-12G filed April 6, 2021

General

1.	We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the registration statement on Form 10 becomes effective automatically by lapse of time 60 days after its initial filing. Aureus, Inc. (“Aureus” or “the Company”) will then be subject to the reporting requirements of the Exchange Act, including the requirements to file Forms 10-K, 10-Q, and 8-K, even if there are comments open on the registration statement on Form 10. If Aureus does not wish to become subject to these reporting requirements, the Company may wish to consider withdrawing the registration statement on Form 10 before it becomes effective automatically and re-filing a new Form 10 that includes changes responsive to our comments.

Response:

The Company notes the Staff’s comment that the Form 10 will become effective by operation of law on June 5, 2021 (60 days after the initial filing date of the Form 10) and will then be subject to the to the reporting requirements of the Exchange Act, including the requirements to file Forms 10-K, 10-Q, and 8-K, even if there are comments open on the registration statement on Form 10. However, the Company does not desire to withdraw the Form 10 before it becomes effective.

Item 1. Business--Governmental Regulation, page 2

2.	Please revise the description of regulation to fully address the (1) need for any government approval of principal products and services and (2) effect of existing or probable governmental regulations on the business, as these relate to both Yuengling’s Ice Cream and Aureus Micro-Markets. This includes any privacy or other similar regulations that might apply to app-based transactions conducted via your micro-markets.

Response:

We have amended the Form 10 to include need for any government approval of principal products and services and effect of existing or probable governmental regulations on the business, as these relate to both Yuengling’s Ice Cream and Aureus Micro-Markets, including any privacy or other similar regulations that might apply to app-based transactions conducted via your micro-markets.

Business--Yuengling Ice Cream, page 2

3.	Consistent with the requirements of Item 101(h)(4) of Regulation S-K, please provide specific information relating to your principal markets; distribution methods; competitive business conditions, competitive position, and methods of competition; and dependence on one or a few major customers. Please ensure that your disclosure covers any distinction between actual and aspirational business operations. Please also describe the Company’s production arrangements with Totally Cool and correct the disclosure that refers to multiple manufacturers.

Response:

We have updated the business section of the Form 10 in response to this comment.

Business--Aureus Micro-Markets, page 7

4.	The key product information discussed in the Risk Factors section (e.g., “[o]ur micromarkets are open and unlocked displays with a self-checkout feature”) should be disclosed in Item 1 of Form 10, along with any related consequences (e.g., actual theft rates, if significantly different from the estimated 5% identified in Risk Factors). In addition, the statement that “AMM has relationships with numerous suppliers for the racks, coolers, and freezers necessary to supply its customers” appears inconsistent with the Risk Factors statement that “[w]e are aware of other suppliers that could fulfill our equipment requirements; however, any interruption in our current suppliers’ distribution could affect our ability to obtain additional micro-markets.” Please explain or revise as appropriate to reflect actual supplier relationships. Finally, with respect to the on-going management of micro-markets, please disclose whether the Company is responsible for maintenance, repair, and stocking or whether it relies on third parties.

Response:

We have updated the document to address to concern over the 5% estimated loss risk factor.

We also have updated the document to account for our supplies and the risk of interruption if equipment is not available. While we do have primary equipment providers, we have alternative sources that we could turn to in the case of a major disruption. However, any interruption with our current primary suppliers, we felt it necessary to disclose that could result in our short term operations.

We discuss that AMM is responsible for the placement, maintenance, and repairs of the equipment. If AMM is not able to repair a piece of equipment, such as a cooler, it will work with third parties to ensure the work is properly done.

Item 1A. Risk Factors, page 9

5.	Please describe the risks of COVID-19 that are specific to the Company, including risks to key employees, as well as pandemic-related effects on micro-markets; e.g., how business closures affect product sales at existing micro-markets and the installation of new micro-markets and Yuengling’s Ice Cream; potential disruption in supply of raw materials and production capacity; impact of shift to at-home consumption on grocery and other outlet sales.

Response:

Respectfully, under “Risks relating to Operations” we do address the COVID-19 risks including risks to key company employees, especially Everett Dickson.

We have also added a risk factor under “Risks Related to YICA” and “Risks Related to Aureus Micro Markets.”

6.	We note that Mr. Dickson is the sole holder of Preferred Stock and serves as the Company’s sole director. Consider the need to describe the rights of investors vis-a’-vis the rights of the holder of Preferred Stock in the event of the Company’s liquidation, dissolution, or winding up, as well as potential conflicts of interest (described in general terms on pages 27 and 33).

Response:

We have added the following risk factor:

Our Series A Preferred Stock may lead to conflicts of interest and could negatively impact the price of our securities.

Except as otherwise required by law or by the Articles of Incorporation and except as set forth below, the outstanding shares of Series A Convertible Preferred Stock shall vote together with the shares of Common Stock and other voting securities of the Company as a single class and, regardless of the number of shares of Series A Convertible Preferred Stock outstanding and as long as at least one of such shares of Series A Convertible Preferred Stock is outstanding shall represent two-thirds (66.67%) of all votes entitled to be voted at any annual or special meeting of shareholders of the Company or action by written consent of shareholders. Each outstanding share of the Series A Convertible Preferred Stock shall represent its proportionate share of the 66.67% which is allocated to the outstanding shares of Series A Convertible Preferred Stock. We are currently authorized to issue 10,000,000 shares of Series A Preferred Stock. Our sole officer and director, Everett M. Dickson, owns 5,000,000 shares of Series A Preferred Stock of the Company, representing 100% of the issued and outstanding Series A Preferred Stock. As a result, Mr. Dickson has the ability to influence significantly all matters requiring approval by our stockholders. Mr. Dickson may have interests that differ from other stockholders, and they may vote in a way with which other stockholders disagree and either or both may be adverse in the future to the interests of other stockholders. The concentration of ownership of our voting securities may have the effect of delaying, preventing or deterring a change of control of our Company, could deprive our stockholders of an opportunity to receive a premium for their securities as part of a sale of our Company, and consequently may affect the market price of our common stock. This concentration of ownership of our voting securities may also have the effect of influencing the completion of a change in control that may not necessarily be in the best interests of all of our stockholders.

Also, in the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of the Series A Preferred Stock are senior to the common stock and the holders of shares of the Series A Preferred Stock are entitled to be paid, out of the assets of the Company available for distribution to its stockholders. whether from capital surplus or earnings, an amount equal to two-thirds (66.67%) of the assets so distributed.

7.	Item 2. Financial Information Management’s Discussion and Analysis of Financial Condition and Results of Operations Net Losses, page 20 7. You disclose that your net loss decreased by $2,190,807, or 109.65%, for the year ended October 31, 2020 versus the year ended October 31, 2019. It appears to us that your net loss actually decreased by $1,805,031, or 90.3%. Please revise your disclosure accordingly or tell us why you believe revision is not necessary.

Response:

This has been corrected in the document.

8.	Please remove the paragraph that states you incurred a net loss of $67,271 for the fiscal year ended October 31, 2020 versus $1,917,919 for the fiscal year ended October 31, 2019. The information presented in this paragraph is not accurate and you have already discussed your net losses for these respective periods in the preceding paragraph on page 20.

Response:

The paragraph in question has been removed.

NOTE: The $67,271 also has been corrected in the document.

9.	Liquidity and Capital Resources, page 21 9. Please revise to provide a more robust discussion of changes in operating cash flows for each of the periods presented. Your revised discussion should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations. Your discussion should also focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Please refer to the SEC Interpretive Release No. 33-8350.

Response:

This information has been updated on the document.

10.	On page 21, you state multiple times that you had net cash used in investing activities of $1,000 during the quarter ended January 31, 2021. Per your cash flows statement, it appears you had net cash provided by investing activities of $1,000 during the quarter ended January 31, 2021. Please revise your disclosure to address this discrepancy.

Response:

This has been corrected in the document.

11.	Please note that working capital is defined as current assets less current liabilities. Your calculation of working capital deficit on page 22 for the year ended October 31, 2020 and the three months ended January 31, 2021 is taking into account total assets instead of current assets. It appears to us that you actually had a working capital deficit of $1,889,446 and $1,874,384 at October 31, 2020 and January 31, 2021.

Response:

This calculation has been corrected in the document.

12.	Please confirm that the disclosure related to net cash provided by financing activities for the quarter ended January 31, 2020 is correct. Currently, your disclosure states net cash provided by financing activities for the quarter ended January 31, 2020 consists of proceeds from notes payable, among other items. Based on your cash flows statement, it appears you actually had payments on notes payable for the quarter ended January 31, 2020.

Response:

This has been corrected in the document.

13.	Item 4. Security Ownership of Certain Beneficial Owners and Management, page 24 13. We note that Mr. Dickson has the right to convert the entirety of his Preferred Stock into common stock (page 34). In light of the requirement of Item 403(b) of Regulation S-K (“Of the number of shares shown in column (3), indicate, by footnote or otherwise, the amount of shares...with respect to which such persons have the right to acquire beneficial ownership as specified in §240.13d-3(d)(1) of this chapter”), please revise the disclosure to reflect Mr. Dickson’s beneficial ownership of common stock or explain why this is deemed not necessary.

Response:

We have amended Item 4. Security Ownership of Certain Beneficial Owners and Management to reflect that Mr. Dickson beneficially owns 2,512,815,119 shares of common stock issuable upon the conversion the 5,000,000 shares of Series A Preferred Stock owned by Mr. Dickson. We have also added footnote (4) to the table reflecting that the shares A Preferred Stock are convertible into such number of shares of common stock resulting in two-thirds (66.7%) of the outstanding shares of common stock of the Company on a post-conversion basis.

14.	Please confirm or correct the disclosure that there are no 5% beneficial owners of the Company’s common stock, in light of the transactions converting debt in exchange for shares (per pages 24, F-4, and F-10), as well as the issuance of 100,000,000 shares to the Company’s subsidiary in March 2020 (page F-12).

Response:

Please be advised that the debtholders referenced in Note 8 were issued Common shares but none of these shareholders retained sufficient shares to have greater than 5% and be considered a beneficial owner.

Please be advised that the 100,000,000 shares of the Company’s common stock issued to YIC Acquisition, Corp. on March 20, 2020 were returned to the Company and therefore, the subsidiary is not considered to be a beneficial owner of the Company’s common stock as of the date of filing the Form 10 and Amendment No. 1.

15.	Please confirm or correct inconsistencies noted in the number of authorized or outstanding common stock:

•	Page 24 indicates there are 1,060,180,555 shares of common stock outstanding as of the Form 10 filing date
•	Page 32 states, “We are authorized to issue 500,000,000 shares of common stock”
•	Page F-2 indicates 1,500,000,000 shares are authorized, with 810,180,555 issued and outstanding, as of October 31, 2020
•	Page F-13 states, “On March 13, 2020, the Company amended its Articles of Incorporation increased [sic] its authorized common stock to one billion (1,000,000,000) shares”
•	Page F-17 indicates 1,000,000,000 shares are authorized, with 1,160,180,555 issued and outstanding as of January 31, 2021
•	Page F-24 states, “On December 10, 2020, the Company amended its Articles of Incorporation increased [sic] its authorized common stock to 1.5 billion (1,500,000,000) shares”

Response:

All the numbers and dates have been confirmed or corrected in the document.

•	Page 24 refers to ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT. This has been updated to 1,260,180,555 shares of Common Stock as of the Form 10 filing date.

•	Page 32 refers to ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED. Specific to Common Stock. This has been updated to 1,500,000,000 shares of Common Stock.

•	Page F-2 is the Balance Sheet immediately after the auditor’s letter. On the Balance Sheet, it indicates 1,500,000,000 shares of Common Stock authorized.

•	As of 10/31/2020, the Common Stock authorized was 1,000,000,000 shares. The increase to 1,000,000,000 occurred on 13 March, 2020.

•	The increase of authorized Common shares to 1.5 billion was on 10 Dec, 2020. Since we are aware of this subsequent event, we have left the Total Authorized on the Balance Sheet at 1,500,000,000 shares.

•	The Issued shares of 810,180,555 and Outstanding shares 214,750,000 are correct.

•	Page F-13 refers to Note 9 – Common Stock. This quantity and date is correct.

•	Page F-17 refers to the Consolidated Balance Sheet with dates of October 31, 2020 and January 31, 2021.

•	The document did show 1,000,000,000 shares are authorized, with 1,160,180,555 issued and outstanding as of January 31, 2021.

•	The 1,000,000,000 authorized shares has been corrected to 1,500,000,000 authorized shares.

•	Page F-24 refers to NOTE 8 – Common Stock.

•	This quantity of 1,500,000,000 and date of December 10, 2020 are correct.

Item 6. Executive Compensation, page 27

16.	Please provide information regarding any compensation paid to Mr. Yuengling and Mr. Bohorad, in accordance with Item 402(m)(2)(ii) of Regulation S-K. Please also correct inconsistent statements in the number of the Company’s full-time employees (two according to page 1; three according to page 25).

Response:

•	Mr. Bohorad was paid $25,833 as a consulting fee in September, 2020.

•	In the document, this information was updated and a new chart was created for “Non-Executive Compensation”.

•	Mr. Yuengling has received no compensation.

•	The number of full time employees has been increased from two to three to account for Mr. Dickson, Mr. Bohorad, and Mr. Yuengling.

17.	Item 10. Recent Sales of Unregistered Securities, page 31 17. Please state the aggregate offering price for shares sold for cash, and aggregate amount of consideration received by the Company for shares sold otherwise than for cash, as required by Item 701(c) of Regulation S-K.

Response:

A column was added to the document to show the cash received.

18.	Item 13. Financial Statements and Supplementary Data Financial Statements as of and for the Year Ended October 31, 2020 Consolidated Balance Sheets, page F-2 18. You disclose on page 33 that you issued 5,000,000 shares of preferred stock on April 2, 2019; however, your balance sheet states zero shares of preferred stock were issued and outstanding as of October 31, 2019. Please revise your disclosure to address this apparent discrepancy.

Response:

This has been updated and corrected on the document.

19.	We note that you have recognized a discount to common stock in both your annual and interim financial statements. Please tell us and disclose in the notes to your financial statements the facts and circumstances related to this discount to common stock, including the accounting literature you referenced to support your accounting basis.

Response:

A paragraph was added to the document to explain the “discount on stock.”

20.	Consolidated Statements of Operations, page F-3 20. We note that you have included inventory write downs within operating expenses on pages F-3 and F-18. Please modify your financial statements for the year ended October 31, 2019 and the three months ended January 31, 2021 to include inventory write downs in cost of goods sold as required by ASC 420-10-S99-3. In doing so, please also address the following: • Please include the financial statement disclosures required by ASC 250-10-45-23 and 250-10-50-7, as well as a clear description of the error that was detected and subsequently corrected; • Please make arrangements with your auditor to revise their report to refer to the restatement and the footnote that discusses it; • Please label your financial statements as “restated;” and • Please revise your discussions of cost of goods sold and operating expenses on pages 19-20.

Response:

The Inventory write down were updated on the Statement of Operations and subsequent reports.

The numbers under General & Administrative Expenses have been updated to reflect the changes in the financials.

21.	We note that you have recognized a loss on acquisition of $1.5 million for the year ended October 31, 2019. Please tell us and disclose in the notes to the financial statements the facts and circumstances related to this loss on acquisition, including what the acquisition was, how the loss was calculated, and what accounting literature you referenced to support your accounting basis.

Response:

This information has been provided in Note 6 – Asset Acquisition of the document where the “allocation of the purchase price and the estimated fair market values of the assets acquired and liabilities assumed are shown.”

Note 1 - Organization and Business, page F-6

22.	22. You disclose that you reached an agreement to purchase a multi-unit tranche of Micro Markets and have received an initial order of equipment. Please enhance your disclosure to provide additional information regarding the nature and terms of this agreement, including what was actually purchased as well as the purchase price.

Response:

This information was updated in the document to provide the cost and what was actually purchased in Note 1 – Organization and Business. This included ten units from Healthy SmartMarts and two units from Graphics that Pop, for a total cost of $30,300.

Note 2 - Significant Accounting Policies

Fair Value Measurements, page F-8

23.	We note that you have presented tables which classify your liabilities measured at fair value on a recurring basis as of December 31, 2020 and 2019. Please revise your tables to present liabilities measured at fair value on a recurring basis as of October 31, 2020 and 2019. Please also tell us how the amounts presented in the Total Gains column relates to the amounts presented as Level 1, Level 2 or Level 3 inputs.

Response:

This was updated and corrected on the document.

Note 3 - Going Concern, page F-9

24.	You disclose that you had an accumulated deficit of $2,742,704 as of October 31, 2020, a loss on acquisition of $1,544,78, a net loss of $67,271 and net cash used in operating activities of $259,135 for the year ended October 31, 2020. Given that none of these amounts are actually presented on the face of the financial statements, please revise your disclosure to disclose the correct amounts as stated on the face of the financial statements.

Response:

This was updated and corrected on the document.

Note 7 - Loans Payable, page F-12

25.	You disclose here and on page F-24 that you recognized a gain on forgiveness of debt of $68,436. Please tell us how this amount has been presented in your financial statements.

Response:

The $68,436 is included on the Consolidate Statement of Operations (the second page after the Auditor’s letter) as a Gain on Extinguishment of Debt. It is presented separately to help avoid confusion.

Note 10 - Preferred Stock, page F-13

26.	You disclose on page F-14 and F-25 that KGH purchased $3,000 of Series B preferred stock, which is classified as preferred stock to be issued. Your equity statements indicate that you had additions to the preferred stock to be issued line item of $153,800, $115,450 and $134,000 during the years ended October 31, 2019 and 2020 and the three months ended January 31, 2021, respectively. Please enhance your disclosure here and on page F- 25 to discuss all additions to the preferred stock to be issued line item for each period presented.

Response:

We responded in Note 10 and Note 9 with details of the Series A Preferred and how that ties into the stock to be issued.

The $3,000 was for the Series B Preferred stock (not Series A).

This stock was never issued and never designated. As of the date of the filing of this offering circular, the stock purchase has been cancelled and the funds have been returned.

Note 13 - Subsequent Events, page F-16

27.	In accordance with ASC 855-10-50-1, please enhance your disclosure here and on page F-25 to also disclose the actual date through which subsequent events have been evaluated.

Response:

The document was updated for Note 13 – Subsequent Events and Note 10 – Subsequent Events.

Financial Statements as of and for the Period Ended January 31, 2021

Consolidated Balance Sheets, page F-17

28.	You disclose on page F-16 that you increased the authorized common stock to 1.5 billion shares on December 10, 2020. As such, please revise the description of the common stock line item on page F-17 to indicate that 1.5 billion, and not 1 billion, shares are authorized.

Response:

This information has been updated in the document.

Consolidated Statements of Cash Flows, page F-20

29.	You included a line item in the cash flows from financing activities section titled Net payments (proceeds) from the sale of preferred stock. Please clarify whether the line item should actually be titled Net (payments) proceeds from the sale of preferred stock.

Response:

This question has been updated in the document. It was changed to Net Proceeds (Payments).

Note 2 - Significant Accounting Policies

Restricted Cash, page F-22

30.	You disclose that you have an obligation to transfer $50,000 to Mid Penn Bank by December 31, 2020; however, you disclose on page 3 that you entered into an amendment dated December 30, 2020 to extend the transfer period from December 31, 2020 to March 31, 2021. Please revise your disclosure to address this apparent discrepancy, and disclose whether or not the payment was actually made prior to March 31, 2021.

Response:

This was updated in the document. Mid Penn Bank has extended the transfer period to September 30, 2021.

Note 4 - Property & Equipment, page F-22

31.	You disclose on page F-7 that depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years; however, you disclose on page F-22 that depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Please clarify why depreciation is calculated differently during the year ended October 31, 2020 and the three months ended January 31, 2021.

Response:

This question has been addressed in the document. It was not calculated differently. The disclosure was wrong and has been correct to three to seven years.

32.	The table on page F-22 indicates you have no accumulated depreciation as of October 31, 2020 and January 31, 2021. Please help us understand why you did not recognize any depreciation expense during these reporting periods.

Response:

This questions has been addressed in the document. It indicates that the fixed assets have not yet been placed in service. Depreciation will begin on the date the assets are placed in service.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me by telephone (404) 805-6044 or via email at everettmdickson@gmail.com or the Company’s securities counsel, Philip Magri, Esq. by telephone (954) 303-8027 or via email at pmagri@cmfllp.com.

[signature page follows]

AUREUS, INC.

Very truly yours,

/s/ Everett M. Dickson
Name: Everett M. Dickson
Title: Chief Executive Officer, President